

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2013

Via E-mail
Mr. Dror Levy
Chief Financial Officer
DSP Group, Inc.
2580 North First Street, Suite 460
San Jose, CA 95131

> **Re: DSP Group, Inc.**
> **Definitive Additional Soliciting Materials**
> **Filed on May 13, 2013**
> **File No. 001-35256**

Dear Mr. Levy:

We have reviewed your filing and have the following comment.

<u>We believe that Our Nominees Will Better Serve Shareholders and the Company, page 37</u>

1.   We note your disclosure that Norman Rice II is "Managing Partner of Newcastle Capital Group, LLC, a private equity firm with whom Starboard have a history of collaborating on activist activities and electing board nominees." We understand that Starboard has no relationship with this firm, or any relationship with Mr. Rice prior to this solicitation, although Starboard may have a relationship with Newcastle Partners, L.P, which we understand is an entity unrelated to Newcastle Capital Group, LLC. Please provide support for the quoted statement, or tell us how you plan to address this in your filings.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
       Jackie Liu, Esq.
       Morrison & Foerster LLP